Citigroup Funding Inc.

Pricing Sheet dated June 24, 2010 relating to

Offering Summary and Preliminary Pricing Supplement dated June 2, 2010

Medium-Term Notes, Series D

No. 2010-MTNDD566

Registration Statement Nos. 333-157386 and 333-157386-01

Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

505,000 Index LASERSSM Based on the Value of the S&P 500® Index due December 29, 2011

Index LeAding StockmarkEt Return Securities

F I N A L T E R M S – J U N E 2 4, 2 0 1 0
Issuer:	Citigroup Funding Inc.
Guarantee:

Any payments due on the Index LASERSSM are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Index LASERSSM are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.

Aggregate principal amount:	$5,050,000
Stated principal amount:	$10 per Index LASERSSM
Issue price:	$10 per Index LASERSSM (see “Underwriting fee and issue price” below)
Pricing date:	June 24, 2010
Original issue date:	June 29, 2010 (three business days after the pricing date)
Valuation date:	December 23, 2011, subject to adjustment for non-index business days and certain market disruption events
Maturity date:	December 29, 2011
Underlying index:	S&P 500® Index
Payment at maturity:	The payment at maturity per $10 Index LASERSSM will equal: $10 + index return amount, which may be positive, zero or negative and which is subject to the maximum payment at maturity
Index return amount:

If the value of the underlying index is greater than 75% of the initial index value at all times from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), the index return amount will equal:

•    $10 × (the greater of (x) the index percent change and (y) the fixed percentage)

provided that the maximum total return on your investment in the Index LASERSSM will be limited to 23%

If the value of the underlying index is less than or equal to 75% of the initial index value at any time from but excluding the pricing date to and including the valuation date (whether intra-day or at the close of trading on any index business day), the index return amount will equal:

•    $10 × the index percent change

This amount could be less than or equal to the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the Index LASERSSM. In no event will the payment at maturity be greater than the maximum payment at maturity per Index LASERSSM.

Fixed percentage:	10% (6.67% per annum on a simple interest basis).
Maximum payment at maturity:	$12.30 per Index LASERSSM (123% of the stated principal amount).
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	1,073.69
Final index value:	The index closing value on the valuation date
CUSIP:	17314V213
ISIN:	US17314V2135
Listing:	The Index LASERSSM will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest.”

Underwriting fee and issue price:		Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
	Per Index LASERSSM	$10.0000	$0.2000	$9.8000
	Total	$5,050,000	$101,000	$4,949,000

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Index LASERSSM purchased by that investor. The lowest price payable by an investor is $9.9250 per Index LASERSSM.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $0.2000 for each Index LASERSSM they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.2000 for each Index LASERSSM they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $0.2000 for each Index LASERSSMthey sell. This selling concession may be reduced for volume purchase discounts depending on the aggregate amount of Index LASERSSM purchased by an investor.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE OFFERING SUMMARY DESCRIBING THE OFFERING, THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS.

Offering Summary filed on June  2,2010: http://www.sec.gov/Archives/edgar/data/1318281/000119312510131216/dfwp.htm

Preliminary Pricing Supplement filed on June  2, 2010: http://www.sec.gov/Archives/edgar/data/831001/000119312510131135/d424b2.htm

Prospectus Supplement filed on February  18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February  18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE INDEX LASERSSM ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.